Exhibit 1

RECENT DEVELOPMENTS

The information in this section supplements the information about Mexico corresponding to the headings below that is contained in Exhibit D to Mexico’s annual report on Form 18-K, as amended, for the fiscal year ended December 31, 2013 (the “2013 Form 18-K”). To the extent that the information included in this section differs from the information set forth in the 2013 Form 18-K, you should rely on the information in this section.

The Economy

Gross Domestic Product

The following tables set forth the composition of Mexico’s real GDP by economic sector, in constant 2008 pesos and in percentage terms, for the periods indicated.

	Real GDP by Sector
	2009		2010		2011		2012		2013		2014(1)
	(in billions of constant pesos)(2)
Primary Activities:
Agriculture, forestry, fishing, hunting and livestock(3)	Ps.	383.2	Ps.	386.1	Ps.	377.2	Ps.	405.3	Ps.	409.1	Ps.	420.7
Secondary Activities:
Mining		1,012.1		1,021.0		1,017.2		1,026.4		1,025.4		1,002.1
Utilities		255.8		267.4		286.0		292.1		293.6		298.8
Construction		968.2		975.5		1,015.1		1,040.0		990.3		1,009.6
Manufacturing		1,857.9		2,016.7		2,109.3		2,194.3		2,218.4		2,301.1
Tertiary activities:
Wholesale and retail trade		1,563.5		1,749.0		1,919.1		2,010.6		2,057.4		2,126.2
Transportation and warehousing		650.0		700.1		728.4		758.0		777.5		793.1
Information		352.0		355.3		371.1		431.6		453.1		463.2
Finance and insurance		403.9		488.6		523.3		563.4		618.6		631.2
Real estate, rental and leasing		1,464.0		1,504.5		1,548.5		1,587.2		1,603.1		1,637.4
Professional, scientific and technical services		274.5		274.2		288.3		291.4		294.8		299.2
Management of companies and enterprises		68.2		71.8		74.4		80.8		79.4		84.5
Administrative support, waste management and remediation services		370.8		373.4		395.7		412.9		430.7		430.5
Education services		473.0		473.9		481.3		492.0		495.9		503.4
Health care and social assistance		255.2		254.9		260.3		265.9		272.5		274.3
Arts, entertainment and recreation		55.0		57.3		56.9		58.5		60.6		60.1
Accommodation and food services		251.1		255.9		259.8		273.9		279.0		286.9
Other services (except public administration)		254.1		256.7		261.5		270.0		274.9		278.7
Public administration		467.4		478.8		472.1		489.5		488.8		501.1

Gross value added at basic values		11,379.9		11,961.2		12,445.4		12,943.8		13,123.2		13,402.0
Taxes on products, net of subsidies		300.8		316.5		328.8		342.3		347.8		355.2

GDP	Ps.	11,680.7	Ps.	12,277.7	Ps.	12,774.2	Ps.	13,286.2	Ps.	13,470.9	Ps.	13,757.2

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)	Based on GDP calculated in constant 2008 pesos.
(3)	GDP figures relating to agricultural production set forth in this table and elsewhere herein are based on figures for “agricultural years,” with the definition of the relevant “agricultural year” varying from crop to crop based on the season during which it is grown. Calendar year figures are used for the other components of GDP.

Source: Instituto Nacional de Estadística y Geografía (National Institute of Statistics and Geography, or INEGI).

Real GDP Growth by Sector

(% change against prior years)(1)

	2009	2010	2011	2012	2013	2014(2)
GDP (constant 2008 prices)	(4.7)%	5.1%	4.0%	4.0%	1.4%	2.1%
Primary Activities:
Agriculture, forestry, fishing, hunting and livestock	(2.5)	0.8	(2.3)	7.4	0.9	2.8
Secondary Activities:
Mining	(4.0)	0.9	(0.4)	0.9	(0.1)	(2.3)
Utilities	1.3	4.5	6.9	2.1	0.5	1.8
Construction	(6.1)	0.8	4.1	2.5	(4.8)	1.9
Manufacturing	(8.4)	8.5	4.6	4.0	1.1	3.7
Tertiary activities:
Wholesale and retail trade	(12.5)	11.9	9.7	4.8	2.3	3.3
Transportation and warehousing	(7.2)	7.7	4.0	4.1	2.6	2.0
Information	8.5	1.0	4.4	16.3	5.0	2.2
Finance and insurance	3.4	21.0	7.1	7.7	9.8	2.0
Real estate, rental and leasing	1.1	2.8	2.9	2.5	1.0	2.1
Professional, scientific and technical services	(5.0)	(0.1)	5.1	1.1	1.2	1.5
Management of companies and enterprises	(8.2)	5.3	3.5	8.6	(1.8)	6.4
Administrative support, waste management and remediation services	(7.0)	0.7	6.0	4.4	4.3	0.0
Education services	0.2	0.2	1.6	2.2	0.8	1.5
Health care and social assistance	2.0	(0.1)	2.1	2.1	2.5	0.7
Arts, entertainment and recreation	(4.1)	4.1	(0.7)	2.9	3.4	(0.8)
Accommodation and food services	(9.6)	1.9	1.5	5.4	1.8	2.8
Other services (except public administration)	(0.6)	1.0	1.9	3.3	1.8	1.4
Public administration	2.0	2.4	(1.4)	3.7	(0.1)	2.5

Note: Numbers may not total due to rounding.

(1)	Based on GDP calculated in constant 2008 pesos.
(2)	Preliminary figures.

Source: INEGI.

According to preliminary figures, Mexico’s GDP increased by 2.1% in real terms during 2014 as compared to 2013. This increase was primarily due to an increase in tertiary activities, mainly wholesale and retail trade.

Prices and Wages

Consumer inflation (as measured by the change in the national consumer price index) for the first two months ended February 28, 2015 was 3.0%, 1.2 percentage points lower than during the same period of 2014. This was due to a decline in the price of processed foods, housing, fruits and vegetables and other services, and a decline in the cost of energy and authorized government rates.

Interest Rates

On April 1, 2015, the 28-day Cetes (Mexico’s Federal Treasury certificates) rate was 3.0% and the 91-day Cetes rate was 3.2%.

Employment and Labor

According to preliminary figures, Mexico’s unemployment rate was 4.3% as of February 28, 2015, a 0.3 percentage point decrease from the rate during the same period of 2014.

Principal Sectors of the Economy

Manufacturing

The following table sets forth the change in industrial manufacturing output by sector for the periods indicated.

Industrial Manufacturing Output Differential by Sector

(% change against prior years) (1)

	2010	2011	2012	2013	2014(2)
Food	1.7%	2.2%	2.6%	0.2%	0.9%
Beverage and tobacco products	0.6	4.6	2.6	0.6	4.8
Textile mills	10.9	(4.4)	3.1	(3.2)	(3.3)
Textile product mills	2.5	(2.9)	(0.1)	3.7	5.8
Apparel	4.6	0.2	(0.5)	3.3	(3.5)
Leather and allied products	7.7	(0.7)	3.5	1.0	(1.4)
Wood products	5.5	5.1	13.0	(2.8)	1.2
Paper	3.7	(0.8)	4.8	2.2	3.2
Printing and related support activities	10.0	4.2	(4.1)	(7.0)	(2.4)
Petroleum and coal products	(7.2)	(3.6)	1.1	3.2	(4.5)
Chemicals	(0.4)	(0.1)	(0.3)	2.4	(0.4)
Plastics and rubber products	13.5	6.7	9.0	(1.2)	5.3
Nonmetallic mineral products	4.7	3.7	2.3	(2.9)	2.2
Primary metals	12.4	4.3	2.2	(0.2)	9.5
Fabricated metal products	8.8	7.0	3.9	(5.4)	8.4
Machinery	47.2	13.3	5.3	1.6	(3.0)
Computers and electronic products	3.7	6.7	0.5	4.2	5.8
Electrical equipment, appliances and components	10.1	(1.1)	1.8	(3.7)	6.3
Transportation equipment	42.2	16.6	14.1	5.4	11.5
Furniture and related products	7.1	1.2	2.8	(6.0)	(1.8)
Miscellaneous	1.9	5.1	0.4	1.3	7.0
Total expansion/contraction	8.5	4.6	4.0	1.1	3.7

(1)	Percent change reflects differential in constant 2008 pesos.
(2)	Preliminary figures.

Source: INEGI.

According to preliminary figures, the manufacturing sector expanded by 3.7% in real terms during 2014 as compared to 2013. This expansion was primarily due to an increase in the manufacturing of primary metals and transportation equipment sectors. In total, eight manufacturing sectors contracted during 2014, while 13 sectors expanded during 2014, each as compared to 2013.

Tourism

Mexico’s tourism sector expanded in 2014. As compared to 2013, this sector experienced increases in the following areas:

•	revenues from international travelers (including both tourists and visitors who enter and leave the country on the same day) totaled U.S. $16.3 billion, a 16.6% increase from 2013;

•	revenues from tourists to the interior (as opposed to border cities) totaled U.S. $13.6 billion, a 19.9% increase from 2013;

•	the number of tourists to the interior totaled 16.0 million, a 9.6% increase from 2013;

•	the average expenditure per tourist to the interior totaled U.S. $850.00, a 9.4% increase from 2013;

•	expenditures by Mexican tourists abroad totaled U.S. $6.2 billion, a 7.2% increase from 2013; and

•	expenditures by Mexicans traveling abroad (which include both tourists and one-day visitors) totaled U.S. $9.7 billion, a 5.8% increase from 2013.

In total, the Mexican tourism sector recorded a U.S. $6.6 billion surplus in the balance of payments in 2014, a 36.8% increase from the U.S. $4.8 billion surplus recorded in 2013.

Electric Power

In 2014, 260,137.9 gigawatt hours of electricity was generated in Mexico, an increase of 0.6% as compared to 2013 (and an overall increase of 7.3% since 2010). Mexico exported 2,652.7 gigawatt hours of this electricity in 2014, as compared to 1,240.1 gigawatt hours in 2013. As of December 31, 2014, installed generating capacity was 54,366.9 megawatts, an increase of 0.6% from 2013. Domestic energy generation in 2014 was further supplemented by imports of electricity totaling 2,124.0 gigawatt hours.

Financial System

Central Bank and Monetary Policy

At February 28, 2015, Mexico’s M1 money supply was 14.2% greater in real terms than the level at February 28, 2014. The amount of bills and coins held by the public was 15.4% greater in real terms than at February 28, 2014. In addition, the aggregate amount of checking account deposits denominated in pesos was 12.6% greater in real terms than on the same date in 2014.

At February 28, 2015, financial savings — defined as the difference between the monetary aggregate M4 and bills and coins held by the public — were 8.2% greater in real terms than financial savings at February 28, 2014. Savings generated by Mexican residents increased by 7.3% and savings generated by non-residents increased by 14.7%, both in real terms, as compared to the same period of 2014.

At April 1, 2015, the monetary base totaled Ps. 1,069.4 billion, a 0.6% nominal increase from the level of Ps. 1,062.9 billion at December 31, 2014.

The Securities Markets

The Bolsa Mexicana de Valores (BMV) publishes the Índice de Precios y Cotizaciones (Stock Market Index, or the IPC) based on a group of the 35 most actively traded shares.

At April 1, 2015, the IPC stood at 44,203 points, representing a 2.5% increase from the level at December 31, 2014.

Banking Supervision and Support

At January 31, 2015, the total loan portfolio of the banking system was 0.7% lower than the total loan portfolio at December 31, 2014. According to preliminary figures, at January 31, 2015, the total amount of past-due commercial bank loans (excluding those banks undergoing government intervention and those in special situations) was Ps. 92.3 billion, as compared to Ps. 91.3 billion at December 31, 2014. Moreover, the past-due loan ratio of commercial banks was 2.8%, the same as at December 31, 2014. The amount of loan loss reserves held by commercial banks at January 31, 2015 totaled Ps. 114.2 billion, as compared to Ps. 115.6 billion at December 31, 2014. As a result, commercial banks had reserves covering 124% of their past-due loans, well exceeding the minimum reserve level of 10.5%.

External Sector of the Economy

Foreign Trade

According to preliminary figures, during the first two months of 2015, Mexico registered a trade deficit of U.S. $2.7 billion, as compared to a trade deficit of U.S. $2.3 billion for the same period of 2014. In particular, exports increased or decreased as follows, each as compared to the first two months of 2014:

•	petroleum exports decreased by 47.1%;

•	non-petroleum exports increased by 4.8%;

•	merchandise exports decreased by 2.2%, to U.S. $56.3 billion, as compared to U.S. $57.5 billion during the first two months of 2014; and

•	exports of manufactured goods (which represented 87% of total merchandise exports) increased by 4.6%.

According to preliminary figures, during the first two months of 2015, total imports decreased by 1.4%, to U.S. $58.9 billion, as compared to U.S. $59.8 billion for the same period of 2014. In particular, imports increased or decreased as follows, each as compared to the first two months of 2014:

•	imports of intermediate goods decreased by 1.0%;

•	imports of capital goods increased by 2.8%; and

•	imports of consumer goods decreased by 6.3%.

The following table provides information about the value of Mexico’s merchandise exports and imports (excluding tourism) for the periods indicated below.

Exports and Imports

	2010	2011	2012	2013	2014(1)	First two months of 2015(1)
	(in millions of dollars, except average price of the Mexican crude oil mix)
Merchandise exports (f.o.b.)
Oil and oil products	$41,693	$56,443	$52,956	$49,493	$42,979	$4,100
Crude oil	35,919	49,381	46,852	42,723	36,248	3,283
Other	5,775	7,063	6,103	6,770	6,731	818
Non-oil products	256,780	292,990	317,814	330,534	354,556	52,151
Agricultural	8,610	10,310	10,914	11,246	12,204	2,387
Mining	2,424	4,064	4,907	4,714	5,064	822
Manufactured goods(2)	245,745	278,617	301,993	314,573	337,289	48,941

Total merchandise exports	298,473	349,433	370,770	380,027	397,535	56,251
Merchandise imports (f.o.b.)
Consumer goods	41,423	51,790	54,272	57,329	58,299	8,368
Intermediate goods(2)	229,812	264,020	277,911	284,823	302,031	44,354
Capital goods	30,247	35,032	38,568	39,057	39,647	6,219

Total merchandise imports	301,482	350,843	370,752	381,210	399,977	58,940

Trade balance	$(3,009)	$(1,410)	$18	$(1,184)	$(2,442)	$(2,689)

Average price of Mexican oil mix(3)	$72.46	$101.13	$101.96	$98.46	$86.00	$43.67

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)	Includes the maquiladora (or the in-bond industry).
(3)	In U.S. dollars per barrel.

Source: Banco de México / PEMEX.

Balance of International Payments

According to preliminary figures, during 2014, Mexico’s current account registered a deficit of 1.8% of GDP, or U.S. $24.7 billion, as compared to a deficit of U.S. $26.5 billion during 2013, which was primarily due to an increase in merchandise imports. The capital account registered a surplus of U.S. $58.1 billion during 2014, as compared to a surplus of U.S. $63.8 billion during 2013. Foreign investment in Mexico totaled U.S. $49.7 billion during 2014 and was composed of direct foreign investment inflows totaling U.S. $21.0 billion and net foreign portfolio investment inflows (including securities placed abroad) totaling U.S. $28.7 billion.

At March 20, 2015, Banco de México’s international assets totaled U.S. $197.9 billion, an increase of U.S. $2.6 billion as compared to international reserves at December 31, 2014. At March 20, 2015, Banco de México’s net international reserves totaled U.S. $195.5 billion, an increase of U.S. $2.9 billion from the amount at December 31, 2014.

The following table sets forth Mexico’s balance of payments for the periods indicated:

Balance of Payments

		2009	2010	2011	2012	2013	2014(1)
		(in millions of dollars)
I.	Current account(2)	$(7,724)	$(3,230)	$(11,836)	$(15,263)	$(26,284)	$(24,655)
	Credits	273,250	346,529	399,248	423,510	432,753	451,004
	Merchandise exports (f.o.b.)	229,704	298,473	349,375	370,770	380,027	397,535
	Non-factor services	15,096	15,621	16,153	16,817	20,829	21,774
	Tourism	11,513	11,992	11,869	12,739	13,949	16,258
	Others	3,583	3,629	4,284	4,078	6,880	5,516
	Factor Services	6,797	10,812	10,569	13,154	9,659	7,715
	Interest	4,253	3,388	3,475	2,671	2,391	2,296
	Others	2,544	7,424	7,094	10,483	7,269	5,419
	Transfers	21,653	21,623	23,152	22,768	22,238	23,979
	Debits	280,974	349,759	411,084	438,772	459,038	475,660
	Merchandise imports (f.o.b.)	234,385	301,482	350,843	370,752	381,210	399,977
	Non-factor services	25,139	25,565	30,289	30,835	32,335	35,074
	Insurance and freight	7,510	8,723	10,225	9,726	9,755	11,604
	Tourism	7,207	7,255	7,832	8,449	9,122	9,657
	Others	10,422	9,587	12,232	12,661	13,457	13,813
	Factor services	21,389	22,626	29,774	36,976	45,364	40,500
	Interest	12,886	14,161	17,688	20,296	23,276	25,359
	Others	8,503	8,465	12,086	16,680	22,089	15,141
	Transfers	60	86	178	209	128	109
II.	Capital account	16,181	45,598	50,985	54,645	60,818	58,083
	Liabilities	34,272	91,492	61,714	88,684	103,531	82,010
	Loans and deposits	10,033	45,428	13,075	14,357	43,329	32,310
	Development banks	794	648	(283)	398	426	870
	Commercial banks	(3,918)	29,323	(953)	(3,206)	15,112	8,192
	U.S. Federal Reserve swap facility	7,229	(3,221)	—	—	—	—
	Non-financial public sector	9,638	13,021	5,910	8,397	8,204	15,219
	Non-financial private sector	(3,711)	5,657	8,401	8,769	19,587	8,029
	PIDIREGAS(3)	—	—	—	—	—	—
	Foreign investment	24,239	46,063	48,639	74,326	60,202	49,700
	Direct	16,605	22,563	23,553	17,810	39,172	20,955
	Portfolio	7,634	23,500	25,086	56,517	21,030	28,746
	Equity securities	4,155	373	(6,566)	9,877	(943)	4,833
	Debt securities	3,479	23,127	31,651	46,640	21,973	23,912
	Assets	(18,091)	(45,893)	(10,728)	(34,039)	(42,713)	(23,927)
III.	Errors and omissions	(3,123)	(19,689)	(10,712)	(18,660)	(16,889)	(15,864)
IV.	Change in net international reserves(4)	5,397	22,759	28,879	21,040	13,006	16,717

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)	Current account figures are calculated according to a methodology developed to conform to new international standards under which merchandise exports and merchandise imports include the in-bond industry.
(3)	As of January 1, 2009, external financing of long-term infrastructure projects (PIDIREGAS) are recorded as non-financial public sector indebtedness.
(4)	The sum of items I, II and III does not equal item IV because purchases and sales of gold and silver, as well as adjustments in their value, are not reflected in items I, II and III.

Source: Banco de México.

On November 7, 2014, Banco de México’s Foreign Exchange Commission submitted a request to the International Monetary Fund (the IMF) for an advanced renewal and amendment of Mexico’s contingent credit line with the IMF. This request would extend the term of the credit line another two years. On November 26, 2014, the IMF granted this request. Following this renewal and amendment, the amount available under Mexico’s credit line with the IMF is approximately U.S. $70.0 billion. As of the date of this report, no amounts have been disbursed under this credit line.

Direct Foreign Investment in Mexico

According to preliminary figures, during 2014, net foreign investment in Mexico, as recorded in the balance of payments, totaled U.S. $49.7 billion, as compared to U.S. $63.1 billion during 2013, and was composed of direct foreign investment of U.S. $21.0 billion and net foreign portfolio investment inflows of U.S. $28.7 billion, as compared to U.S. $42.1 billion and U.S. $21.0 billion during 2013, respectively.

Exchange Controls and Foreign Exchange Rates

The peso/U.S. dollar exchange rate announced by Banco de México on April 1, 2015 (which took effect on the second business day thereafter) was Ps. 15.1206 = U.S. $1.00.

Public Finance

Revenues and Expenditures

In nominal pesos and according to preliminary figures, the public sector balance including physical investment expenditures by PEMEX registered a deficit of Ps. 150.7 billion during the first two months of 2015. This deficit was Ps. 45.7 billion during the same period of 2014. Excluding physical investment expenditures by PEMEX, the public sector balance registered a deficit of Ps. 68.5 billion during the first two months of 2015, as compared to a Ps. 18.2 billion surplus registered for the same period of 2014. In nominal pesos and according to preliminary figures, including physical investment expenditures by PEMEX, the total primary balance registered a deficit of Ps. 113.3 billion during the first two months of 2015, 394.2% higher in real terms than for the first two months of 2014. Excluding physical investment expenditures by PEMEX, the total primary balance registered a deficit of Ps. 31.1 billion during the first two months of 2015, as compared to a surplus of Ps. 41.7 billion during the same period of 2014. The public sector balance deficit increase was primarily due to stabilization fund contributions and a lower level of pre-hedge oil revenues in January 2015, both of which are expected to be compensated for later this year.

According to preliminary figures, during the first two months of 2015, public sector budgetary revenues amounted to Ps. 654.5 billion in nominal pesos, 1.9% less in real terms as compared to the same period of 2014. In particular, during the first two months of 2015, revenues have increased or decreased as follows, each in real terms and as compared to the same period of 2014:

•	crude oil revenues decreased by 46.3%;

•	tax revenues increased by 20.3%; and

•	non-tax revenues (as a percentage of total public sector budgetary revenues) decreased by 8.4 percentage points, to 15.8%, as compared to approximately 24.2% in the same period of 2014.

According to preliminary figures, during the first two months of 2015, net public sector budgetary expenditures increased by 11.7% in real terms as compared to the first two months of 2014. Net public sector budgetary programmable expenditures (excluding physical investment by PEMEX) increased by 10.4% in real terms as compared to the same period of 2014. During the first two months of 2015, the financial cost of public sector debt increased by 36.6% in real terms as compared to the same period of 2014.

As of February 28, 2015:

•	the Fondo de Estabilización de los Ingresos Petroleros (Oil Revenues Stabilization Fund) totaled Ps. 16.6 billion;

•	the Fondo de Estabilización de los Ingresos de las Entidades Federativas (Federal Entities Revenue Stabilization Fund) totaled Ps. 4.8 billion; and

•	the Fondo de Estabilización para la Inversión en Infraestructura de Petróleos Mexicanos (PEMEX Infrastructure Investment Stabilization Fund) and the Fondo de Apoyo para la Reestructura de Pensiones (Fund to Support Pension Restructuring) did not have any remaining funds.

Public Debt

Recent Securities Offerings

•	On March 6, 2015, Mexico issued €1.25 billion of its 1.625% Global Notes due 2024 and €1.25 billion of its 3.000% Global Notes due 2045. The notes were issued under Mexico’s U.S. $110 billion Global Medium-Term Notes Program.